Exhibit 99.1
DEUTSCHE BANK AKTIENGESELLSCHAFT
History and Development of the Bank
Deutsche Bank Aktiengesellschaft (“Deutsche Bank” or the “Bank”) originated from the reunification of Norddeutsche Bank Aktiengesellschaft, Hamburg, Rheinisch-Westfälische Bank Aktiengesellschaft, Duesseldorf and Süddeutsche Bank Aktiengesellschaft, Munich; pursuant to the Law on the Regional Scope of Credit Institutions, these had been disincorporated in 1952 from Deutsche Bank which was founded in 1870. The merger and the name were entered in the Commercial Register of the District Court Frankfurt am Main on 2 May 1957. Deutsche Bank is a banking institution and a stock corporation incorporated under the laws of Germany under registration number HRB 30 000. The Bank has its registered office in Frankfurt am Main, Germany. It maintains its head office at Theodor-Heuss-Allee 70, 60486 Frankfurt am Main and branch offices in Germany and abroad including in London, New York, Sydney, Tokyo and an Asia-Pacific Head Office in Singapore which serve as hubs for its operations in the respective regions.
Deutsche Bank is the parent company of a group consisting of banks, capital market companies, fund management companies, a real-estate finance company, installment financing companies, research and consultancy companies and other domestic and foreign companies (the “Deutsche Bank Group”).
The objects of Deutsche Bank, as laid down in its Articles of Association, include the transaction of all kinds of banking business, the provision of financial and other services and the promotion of international economic relations. The Bank may realise these objectives itself or through subsidiaries and affiliated companies. To the extent permitted by law, the Bank is entitled to transact all business and to take all steps which appear likely to promote the objectives of the Bank, in particular: to acquire and dispose of real estate, to establish branches at home and abroad, to acquire, administer and dispose of participations in other enterprises, and to conclude company-transfer agreements.
Share Capital
As of 30 June 2009, Deutsche Bank’s issued share capital amounted to €1,589,399,078.40 consisting of 620,859,015 ordinary shares without par value. The shares are fully paid up and in registered form. The shares are listed for trading and official quotation on all German Stock Exchanges. They are also listed on the New York Stock Exchange.
Capitalisation and Indebtedness of Deutsche Bank Group
As of 30 June 2009, Deutsche Bank Group’s capitalisation and indebtedness on the basis of International Financial Reporting Standards (IFRS) was as follows:

As of
30 June 2009
(in Euro million)
Deposits	368,532
Central bank funds purchased and securities sold under repurchase agreements	55,281
Securities loaned	2,417
Financial liabilities at fair value through profit or loss	875,115
Other short-term borrowings	44,766
Other liabilities	199,261
Provisions	1,372
Income tax liabilities	6,029
Long-term debt	134,811
Trust preferred securities	9,841
Obligation to purchase common shares	8

Total liabilities	1,697,433

As of
30 June 2009
(in Euro million)
Common shares, no par value, nominal value of Euro 2.56	1,589
Additional paid-in capital	15,269
Retained earnings	21,751
Common shares in treasury, at cost	(261)
Equity classified as obligation to purchase common shares	(8)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(593)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(125)
Foreign currency translation, net of tax	(3,295)
Total net gains (losses) not recognized in the income statement, net of tax	(4,013)

Total shareholders’ equity	34,327

Minority interest	1,113

Total equity	35,440

Total liabilities and equity	1,732,873

There has been no material change in Deutsche Bank Group’s capitalisation and indebtedness since 30 June 2009.
Management
In accordance with German law, Deutsche Bank has both a Supervisory Board (Aufsichtsrat) and a Management Board (Vorstand). These Boards are separate; no individual may be a member of both. The Supervisory Board appoints the members of the Management Board and supervises the activities of this Board. The Management Board represents Deutsche Bank and is responsible for its management of its affairs.
The Management Board consists of:

Dr. Josef Ackermann	Chairman of the Management Board

Dr. Hugo Bänziger	Chief Risk Officer (CRO)

Michael Cohrs	Head of Global Banking

Jürgen Fitschen	Global Head of Regional Management

Anshuman Jain	Head of Global Markets

Stefan Krause	Chief Financial Officer (CFO)

Hermann-Josef Lamberti	Chief Operating Officer (COO)

Rainer Neske	Head of Private & Business Clients
The Supervisory Board consists of the following 20 members:

Dr. Clemens Börsig	Chairman
Frankfurt am Main

Karin Ruck*	Deputy Chairperson
Deutsche Bank AG
Bad Soden am Taunus

Wolfgang Böhr*	Deutsche Bank AG
Düsseldorf

Dr. Karl-Gerhard Eick	Deputy Chairman of the Board of Managing
Directors of Deutsche Telekom AG
Cologne

Heidrun Förster*	Deutsche Bank Privat- und Geschäftskunden AG
Berlin

Alfred Herling*	Deutsche Bank AG
Wuppertal

Gerd Herzberg*	Deputy Chairman of ver.di Vereinte
Dienstleistungsgewerkschaft
Hamburg

Sir Peter Job	London

Prof. Dr. Henning Kagermann	Chairman and CEO of SAP AG
Hockenheim

Martina Klee*	Deutsche Bank AG
Frankfurt am Main

Suzanne Labarge	Toronto

Maurice Lévy	Chairman and Chief Executive Officer, Publicis
Groupe S.A.
Paris

Henriette Mark*	Deutsche Bank AG
Munich

Gabriele Platscher*	Deutsche Bank Privat- und Geschäftskunden AG
Braunschweig

Dr. Theo Siegert	Managing Partner of de Haen Carstanjen & Söhne
Düsseldorf

Dr. Johannes Teyssen	Chief Operating Officer and Deputy Chairman of the Management Board of E.ON AG
Oberding

Marlehn Thieme*	Deutsche Bank AG
Bad Soden am Taunus

Tilman Todenhöfer	Managing Partner of Robert Bosch
Industrietreuhand KG
Stuttgart

Werner Wenning	Chairman of the Board of Management of Bayer AG
Leverkusen

Leo Wunderlich*	Deutsche Bank AG
Mannheim

*	Elected by the employees in Germany

The members of the Management Board accept membership on the Supervisory Boards of other corporations within the limits prescribed by law.
The business address of each member of the Management Board and of the Supervisory Board of Deutsche Bank is Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany.
Financial Year
The financial year of Deutsche Bank is the calendar year.
Auditors
The independent auditors of Deutsche Bank are KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (now named: KPMG AG Wirtschaftsprüfungsgesellschaft) (“KPMG”), Marie-Curie-Strasse 30, 60439 Frankfurt am Main, Germany. KPMG audited Deutsche Bank’s non-consolidated financial statements for the years ended 31 December 2006, 2007 and 2008, which were prepared in accordance with the German Commercial Code (“HGB”) and the Regulation on Accounting by Credit Institutions and Financial Services Institutions (“RechKredV”). As permitted by HGB, the consolidated financial statements for the year ended 31 December 2006 were prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Pursuant to Regulation (EC) No 1606/2002 and accompanying amendments to the HGB, the consolidated financial statements for the years ended 31 December 2007 and 2008 were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The consolidated financial statements were audited by KPMG, and in each case of the non-consolidated and consolidated financial statements an unqualified auditors’ opinion has been provided.
Litigation
Other than set out herein Deutsche Bank is not, or during the 2008 financial year has not been involved (whether as defendant or otherwise) in, nor does it have knowledge of any threat of any legal, arbitration, administrative or other proceedings the result of which may have, in the event of an adverse determination, a significant effect on its financial condition presented in this Prospectus.
General
Due to the nature of its business, Deutsche Bank AG and its subsidiaries (“Group”) are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.
The Group’s significant legal proceedings are described below.
IPO Allocation Litigation
Deutsche Bank Securities Inc. (“DBSI”), the Bank’s U.S. broker-dealer subsidiary, and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (“IPOs”) by issuers, officers and directors of issuers, and underwriters of those securities. DBSI is named in these suits as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. Among the allegations are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. The antitrust claims allege an illegal conspiracy to affect the stock price based on similar allegations that the underwriters required aftermarket purchases and undisclosed commissions in exchange for allocation of IPO stocks. In the securities cases, the motions to dismiss the complaints of DBSI and others were denied on 13 February 2003. Plaintiffs’ motion to certify six “test” cases as class actions in the securities cases was granted on 13 October 2004. On 5 December 2006 the U.S. Court of Appeals for the Second Circuit vacated the decision and held that the classes in the six cases, as defined, could not be certified. On 26 March 2008, the trial court granted in part and denied in part motions to dismiss plaintiffs’ amended complaints. The extent to which the court granted the motions did not affect any cases in which DBSI is a defendant. On 10 October 2008, the trial court signed an order permitting plaintiffs to withdraw without prejudice their motion to certify classes based on the amended complaints. Following a mediation, a settlement was reached and preliminarily approved by the trial court. As previously reported, the putative antitrust class action was finally dismissed in 2007. The Court has scheduled a fairness hearing on the proposed settlement for 10 September 2009.
Tax-Related Products
Deutsche Bank AG, along with certain affiliates, and current and/or former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 87 legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. Approximately eight other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. The Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through early 2002. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On 14 February 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. In December 2008, following a trial of four of the individuals against whom DOJ had brought criminal charges in 2005, three of those individuals were convicted. In May 2009, following a trial of four additional individuals against whom DOJ had brought criminal charges based on their participation in certain tax-oriented transactions while employed by an entity other than Deutsche Bank, those individuals were convicted. In June 2009, DOJ brought criminal charges against five additional individuals, based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank, and two former employees of Deutsche Bank based on their participation in certain tax-oriented transactions while employed by Deutsche Bank. DOJ’s criminal investigation is ongoing. Deutsche Bank is engaged in discussions with DOJ concerning a resolution of the investigation.
Kirch Litigation
In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on 4 February 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.
On 24 January 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer in the amount of initially approximately € 1.6 billion (the amount depended, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. Meanwhile Dr. Kirch changed the calculation of his alleged damages and claims payment of approximately € 1.3 billion plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the view of Deutsche Bank, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.
On 31 December 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On 31 March 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. In the view of Deutsche Bank, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims and neither the causality in respect of the basis and scope of the claimed damages, nor the effective assignment of the alleged claims to KGL Pool GmbH has been sufficiently substantiated.
Parmalat Litigation
Following the bankruptcy of the Italian company Parmalat, the Special Administrator of Parmalat, Mr. Enrico Bondi, sued Deutsche Bank for damages totaling € 2.2 billion and brought claw-back actions against Deutsche Bank S.p.A. for a total of € 177 million. Deutsche Bank, Deutsche Bank S.p.A., Parmalat and Mr. Bondi (on behalf of their respective groups) agreed a settlement of all of these actions in February 2009.
In addition, following the Parmalat insolvency, the prosecutors in Milan conducted a criminal investigation which led to criminal indictments on charges of alleged market manipulation against various banks, including Deutsche Bank and Deutsche Bank S.p.A., and some of their employees. Trial before the Court of Milan (Second Criminal Section) commenced in January 2008 and is ongoing. Prosecutors in Parma have conducted a criminal investigation against various bank employees, including employees of Deutsche Bank, on charges of fraudulent bankruptcy. Committal hearings are underway. One former Deutsche Bank employee entered into a plea bargain in respect of the charges against him in Milan and Parma (most of which related to the period prior to his employment with the Bank) which have accordingly been withdrawn.
Certain retail bondholders and shareholders have alleged civil liability against Deutsche Bank in connection with the above-mentioned criminal proceedings. Deutsche Bank is in the process of finalizing settlement offers with those retail investors who have asserted claims against Deutsche Bank.
Credit-Related Matters
Deutsche Bank has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to residential mortgage backed securities. Included in those litigations are (1) a class action pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) two putative class actions pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc. and in one of those actions, regarding the role of Deutsche Bank National Trust Company Americas (“DBNTCA”), a Deutsche Bank subsidiary, as trustee, with respect to certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (4) two putative class actions pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (5) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including DBSI, as underwriter, and DBNTCA, as trustee, to certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.
Auction Rate Securities

Deutsche Bank and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold Auction Rate Preferred Securities and Auction Rate Securities (together “ARS”) offered for sale by Deutsche Bank and DBSI between 17 March 2003 and 13 February 2008. Deutsche Bank, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 11 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. Deutsche Bank is also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The two putative class actions, which are in their early stages, allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market.
Deutsche Bank and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank and its subsidiaries, entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association (“NASAA”), representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank and its subsidiaries prior to 13 February 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank and its subsidiaries; to pay an aggregate penalty of US $15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On 3 June 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with Securities and Exchange Commission (“SEC”) that incorporated the terms of the agreements in principle with the states and contained certain additional terms, including authority by the SEC to seek an additional monetary penalty from DBSI if the SEC believes that DBSI has not complied with its undertakings under the settlement. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the US $15 million penalty. DBSI expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.
ÖBB Litigation
In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap (“PCDS”) transaction with ÖBB Infrastruktur Bau AG (“ÖBB”), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities (“ABS”). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined.
In June 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argues that the transaction violates Austrian law, and alleges to have been misled about certain features of the PCDS. ÖBB’s claim was dismissed by the Trade Court in January 2009. On 25 June 2009, the Vienna Higher Court dismissed ÖBB’s appeal against the decision of the Trade Court.
Trust Preferred Securities
Deutsche Bank and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The litigation is in its early stages.
Huntsman

On 23 June 2009, Deutsche Bank Securities Inc. (“DBSI”) and Credit Suisse Securities (USA) LLC (“CSUSA”) settled a lawsuit that had been brought against them by Huntsman Corporation (“Huntsman”) in Texas state court in late 2008. The lawsuit arose out of the failed merger of Hexion Specialty Chemicals, Inc.(“Hexion”) and Huntsman, the financing for which was to have been provided by affiliates of DBSI and CSUSA under a July 2007 commitment letter. The suit alleged, among other things, that DBSI and CSUSA had fraudulently induced Huntsman to terminate a prior merger agreement with Basell in favor of the Hexion merger agreement and had tortiously interfered with Huntsman’s merger agreements with both Basell and Hexion. The suit also alleged that DBSI and CSUSA had conspired with non-party Apollo Management LLP to interfere with Huntsman’s contractual rights. After the trial commenced on 15 June 2009, the parties settled the action. As part of the settlement, each of DBSI and CSUSA paid US $316 million in cash to Huntsman and provided US $550 million of financing to be repaid over seven years.
Recent Developments and Outlook
On 14 January 2009, Deutsche Bank announced, on a preliminary and unaudited basis, key elements of its fourth quarter 2008 financial performance.
On 5 February 2009, Deutsche Bank published preliminary and unaudited key figures for the fourth quarter and the full year 2008 for its consolidated group in line with its pre-announcement on 14 January 2009.
At its meeting on 17 March 2009, the Supervisory Board appointed the following four executives to the Management Board with effect from 1 April 2009:
•	Michael Cohrs, Head of Global Banking,

•	Jürgen Fitschen, Global Head of Regional Management,

•	Anshuman Jain, Head of Global Markets, and

•	Rainer Neske, Head of Private & Business Clients.
The four executives are members of the Bank’s Group Executive Committee (GEC), which will remain in place.
In addition to the Management Board appointments, Deutsche Bank also reinforced the Bank’s GEC. With effect from 1 April 2009,
•	Werner Steinmüller, Head of Global Transaction Banking, and

•	Seth Waugh, Regional CEO Americas
have been appointed as new members of the GEC.
On 26 May 2009, the Annual General Meeting decided that a dividend of EUR 0.50 per share shall be paid for the 2008 fiscal year.
At its meeting on 28 July 2009 the Supervisory Board adopted a formal resolution to extend the contract of Dr. Josef Ackermann by three years until the 2013 Annual General Meeting.
On 28 July 2009, Deutsche Bank published its Interim Report in respect of the second quarter 2009 in accordance with International Financial Reporting Standards (IFRS). Deutsche Bank reported net income of EUR 1.1 billion, or EUR 1.64 per share, for the second quarter of 2009, and income before income taxes of EUR 1.3 billion. The Tier 1 capital ratio at the end of the quarter was 11.0%.
The publication of Deutsche Bank’s interim report for the third quarter in 2009 is scheduled for 29 October 2009. The publication of the preliminary results for the financial year 2009 is scheduled for 4 February 2010.

Ocala Funding LLC and Colonial Bank
     Deutsche Bank is a secured creditor of Ocala Funding LLC (“Ocala”), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp. (“TBW”). TBW ceased mortgage lending operations on 6 August 2009. On 7 August 2009, Colonial Bank of Montgomery, Alabama, which may possess certain collateral which secures the repayment to Deutsche Bank, or may have wrongfully transferred such collateral, disclosed that it was the target of a federal criminal investigation relating to its mortgage warehouse lending division. On 14 August 2009, the Alabama State Banking Department appointed the Federal Deposit Insurance Corporation as receiver for Colonial Bank. These developments may delay or prevent a realization on the collateral, and Deutsche Bank may incur losses on its credit extensions. The amount of any such losses is not expected to be material in relation to Deutsche Bank’s consolidated financial position, though such amount may be material in relation to Deutsche Bank’s consolidated financial results.
Acquisition of shares in Deutsche Postbank AG
On 12 September 2008, Deutsche Bank announced that it acquired a minority stake of 29.75 per cent in Deutsche Postbank AG (“Postbank”) from Deutsche Post AG (“Deutsche Post”) for Euro 2.79 billion or Euro 57.25 per share.
In addition to the minority stake acquisition, Deutsche Post had granted Deutsche Bank an option to acquire an additional 18.0 per cent of Postbank for Euro 55.00 per share. Moreover, Deutsche Post had granted Deutsche Bank a right of first refusal for its remaining Postbank shares.
Deutsche Post had been granted a put option to sell its remaining stake of 20.25 per cent plus one share in Postbank to Deutsche Bank.
Furthermore, Deutsche Bank agreed a close cooperation with Postbank in several areas including the distribution of home finance and investment products.
On 22 September 2008, Deutsche Bank announced that it successfully completed the placement of 40 million new registered shares without par value with institutional investors by way of an accelerated bookbuilt offering. The placement price was Euro 55 per share. The aggregate gross proceeds amount to Euro 2.2 billion. The capital increase was registered in the Commercial Register on 23 September 2008. The purpose of the capital increase was to finance the acquisition of a minority stake of 29.75 per cent in Postbank from Deutsche Post and to maintain the strong equity capitalisation also following the acquisition.
On 14 January 2009, Deutsche Bank announced that it agreed with Deutsche Post on an improved transaction structure for Deutsche Bank’s acquisition of Postbank shares based on the previous purchase price. The contract comprises three tranches, enabling Deutsche Bank to complete the acquisition in a more capital-efficient manner. The transaction closed on 25 February 2009.
As a first step, Deutsche Bank acquired 50 million Postbank shares — corresponding to a stake of 22.9% and bringing Deutsche Bank’s total stake to 25% plus one share — in a capital increase of 50 million Deutsche Bank shares against contribution in kind excluding subscription rights. The Deutsche Bank shares have been issued from authorized capital. As a result, Deutsche Post acquired a shareholding of approximately 8% in Deutsche Bank, which it has since disposed of.
At closing, Deutsche Bank acquired mandatory exchangeable bonds issued by Deutsche Post. After three years, these bonds will be exchanged for 60 million Postbank shares, or a 27.4% stake.
Put and call options are in place for the remaining 26.4 million shares, equal to 12.1% stake in Postbank. In addition, Deutsche Bank paid cash collateral of € 1.1 billion for the options which are exercisable between the 36th and 48th month after closing.